SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2011

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

RESULTS OF

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

1. Agenda and Resolutions	Agenda No. 1. Approval of the Spin-off Plan (Approved as originally proposed). Agenda No. 2. Approval of the Appointment of A Director (Approved as originally proposed).

2. Date of the Meeting	August 31, 2011

3. Other Noteworthy Matters	Related disclosure: Reports on Form 6-K furnished on July 21, 2011 relating to the spin-off plan and the resolution to call the Extraordinary General Meeting of Shareholders.

Approval of the Appointment of A Director

Name	Term	Profile	Remarks

KIM, JOON HO	3Years

•   President, GMS Division, SK Telecom (Current)

•   President, CMS Division, SK Energy

•   Head of Ethical Management Office, SK Holdings

•   Senior Vice President, Chief Compliance Officer, SK Holdings

•   Chief of Policy Planning Division at the Ministry of Justice

•   Prosecutor of Seoul Supreme Prosecutors’ Office

•   B.A. in Law, Korea University

New Appointment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.

(Registrant)

By: /s/ Soo Cheol Hwang

(Signature)

Name:	Soo Cheol Hwang

Title:	Senior Vice President

Date: August 31, 2011